K  E  N  N  E  T  H   I.   D  E  N  O  S,   P.  C.

11650 SOUTH STATE STREET

SUITE 240

DRAPER, UTAH 84020

(801) 816-2511

FAX: (801) 816-2599

KDENOS@DENOSLAW.COM

January 21, 2014

VIA EMAIL AND EDGAR

Jennifer Thompson, Accounting Branch Chief

Yong Kim, Staff Accountant

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

100 F. Street, N.E.

Washington, D.C. 20549

KIMY@SEC.GOV

Re:

Fuelstream Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 16, 2013

File No. 333-14477

Dear Mesdames Thompson and Kim:

We serve as counsel to Fuelstream, Inc., a Delaware corporation (the “Company”) with respect to its submission of Form 10-K with the U.S. Securities and Exchange Commission

(hereafter, the “Commission”), filed on April 16, 2013.  We are in receipt of your email to the

Company, dated November 6, 2013, and this letter is written in response thereto.  We have reproduced your 3 comments below, highlighted in bold, with our responses following immediately thereafter.

Item 7.

Management’s Discussion and Analysis of Financial Condition and Results of

Operations

COMMENT 1:

We note that your disclosure states that your current capital resources are insufficient to support the expansion of your fuel brokerage business and that you will likely require considerable amounts of financing to advance your business strategy.  In future filings, please expand your disclosure regarding your future liquidity and capital resource needs.  Please explain those matters that could affect the amount of funds required by your business’ short and long term planning horizons.  Please include an estimate as to how long you can continue operations without obtaining additional financing.

Please refer to Item 303(a)(2)(ii) of Regulation S-K.

RESPONSE:   The Company will revise its future filings accordingly.

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

January 21, 2014

COMMENT 2:

We note your management’s conclusion that internal controls over financial reporting are ineffective as of December 31, 2012.  With a view towards improving future disclosure, please tell us the material weaknesses in the internal controls identified by management that led to this conclusion.  Please refer to Item 308(a)(3) of Regulation S-K.

RESPONSE:   During the audit of the financial statements for the fiscal year ended December 31, 2012, the Company’s independent auditors proposed some adjusting entries to its financial statements.  Although the adjustments may not have been material to the financial statements, the Company felt that any audit adjustment would indicate that the internal controls over financial reporting were ineffective for that period.  The accounting staff of the Company is small and the close supervision by management is crucial in the preparation of the Company’s financial information.  All accounting transactions and disclosures are discussed,

reviewed and approved by management.

COMMENT 3:

In responding to our comments, please provide a written statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of

the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with

respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:   The Company hereby acknowledges that:

(i)

the Company is responsible for the adequacy and accuracy

of the disclosure in the filing;

(ii)

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings;

and.

K  E  N  N  E  T  H   I.   D  E  N  O  S,   P.  C.

11650 SOUTH STATE STREET, SUITE 240, DRAPER, UTAH 84020; PHONE (801) 816-2511; FAX: (801) 816-2599

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

January 21, 2014

(iii)

the Company may not assert staff comments as a defense in

any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email.  In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

KENNETH I. DENOS, P.C.

/s/ Kenneth I. Denos

Kenneth I. Denos, Esq.

President

cc: Robert Catala, Chief Executive Officer

K  E  N  N  E  T  H   I.   D  E  N  O  S,   P.  C.

11650 SOUTH STATE STREET, SUITE 240, DRAPER, UTAH 84020; PHONE (801) 816-2511; FAX: (801) 816-2599